Exhibit 1.01

Cadence Design Systems, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2015

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

Introduction

Cadence Design Systems, Inc. (referred to as “Cadence,” “we” and “our” in this report) develops system design enablement solutions that our customers use to design whole electronics systems, increasingly small and complex integrated circuits (“ICs”) and electronic devices. Our solutions are designed to help our customers reduce the time to bring an electronics system, IC or electronic device to market and to reduce their design, development and manufacturing costs.

Cadence’s product offerings include electronic design automation software, emulation and prototyping hardware, including our Palladium® series of emulation platforms and the Rapid Prototyping Platform, and two categories of intellectual property (“IP”) — verification IP and design IP. We provide maintenance for our software, hardware and IP product offerings. We also provide engineering services related to methodology, education, hosted design solutions and design services for advanced ICs and development of custom IP. These services help our customers manage and accelerate their electronics product development processes.

For the period covered by this Report, the only products that Cadence manufactured or contracted to manufacture that contain conflict minerals (as defined in Item 1.01 of Form SD) were our hardware platforms (the Palladium series and the Rapid Prototyping Platform) and our IP boards (collectively, the “Covered Products”). For the period covered by this Report, based on the due diligence measures described in this Report, we have been unable to determine whether the conflict minerals contained in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Design of Our Conflict Minerals Program

The design of our conflict minerals program is intended to conform, in all material respects, to the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas – Second Edition and related Supplement on Gold and Supplement on Tin, Tantalum and Tungsten. Our conflict minerals program for the period covered by this Report is summarized below.

1.	Maintain Strong Company Management Systems

Cadence has assembled an internal conflict minerals team to develop, implement and oversee our conflict minerals program. The team is comprised of members from procurement, internal audit, legal and government affairs, and it directly oversees our conflict minerals program. The team reports to our Chief Financial Officer and our General Counsel. Cadence also engaged a third-party consultant to support our conflict minerals program. To facilitate the development and implementation of our conflict minerals program, we developed a written conflict minerals compliance plan that details the components and action items comprising our conflict minerals program.

Cadence adopted a written conflict minerals policy in 2014, and it is publicly available on our website at http://conflictminerals.cadence.com. Our policy sets forth our commitment to responsible sourcing of conflict minerals and our expectation that our suppliers will provide materials to Cadence that do not directly or indirectly finance or benefit armed groups in the Covered Countries, adopt policies and procedures to support our compliance with the Rule, and participate in our due diligence efforts.

Cadence does not purchase conflict minerals directly from mines, smelters or refiners, and we have no relationships with mines, smelters or refiners. Rather, we purchase products and materials that may contain conflict minerals from third-party suppliers. As a result, we must rely on our direct suppliers to provide us with information regarding the conflict minerals contained in the products and materials those suppliers provide to us, and our direct suppliers are similarly reliant upon information provided by their suppliers.

In 2014, Cadence joined the Conflict-Free Sourcing Initiative (the “CFSI”). Through our membership and participation in the CFSI, we have implemented a supply chain due diligence plan based on the due diligence tools developed by the CFSI, including a supplier survey process based on the CFSI’s Conflict Minerals Reporting Template, which is designed to identify the smelters and refiners that process the conflict minerals in a company’s supply chain. Cadence’s due diligence efforts are described in more detail below.

Cadence is committed to operating our business in an ethical manner, and we have an established grievance mechanism, as described in our Code of Business Conduct, that enables employees and others to report concerns, including any concerns regarding our conflict minerals supply chain.

2.	Identify and Assess Risks in the Supply Chain

For the 2015 reporting year, Cadence identified and assessed risks in our supply chain through direct communications with our suppliers and certain of their direct manufacturers, including through the survey process mentioned above, and by evaluating the suppliers’ and manufacturers’ responses to our communications and survey process. As described above, we have no relationships with mines, smelters or refiners, and therefore, we rely on our direct suppliers to provide us with information regarding the sources of the conflict minerals in products or materials they supply to us.

Supply Chain Survey Process

First, Cadence implemented a supply chain survey process. We sent a letter to our suppliers that outlined Cadence’s conflict minerals compliance obligations and suppliers’ responsibilities under our conflict minerals program. The letter enclosed a survey based on the CFSI’s Conflict Minerals Reporting Template and Frequently Asked Questions regarding Cadence’s conflict minerals compliance obligations and our requirements of our suppliers.

The survey requested that our direct suppliers identify the smelters and refiners and countries of origin of the conflict minerals in the products and materials that they supply to Cadence. For the 2015 reporting year, we treated all supplier-provided parts and assemblies for the Covered Products, except for paper products, as possibly containing conflict minerals in order to be as inclusive as possible. Accordingly, we sent the supplier survey, along with instructions for completing the survey and our Frequently Asked Questions about conflict minerals compliance, to all identified direct suppliers of products and materials for the Covered Products (except paper products).

Due Diligence Measures

We reviewed the supplier responses to the survey to determine if they were complete, and we reissued the survey to suppliers that provided incomplete responses with a letter urging them to respond fully. With respect to suppliers that did not provide a response to the survey or provided an incomplete response, we followed up with the supplier by telephone and/or email multiple times with reminders to complete the survey. We documented the information received from suppliers, and, with respect to the suppliers that provided smelter and refiner information, compared the smelters and refiners identified by the supply chain survey against the CFSI’s conflict-free smelter list.

Through this process, Cadence identified the suppliers that were unresponsive to our inquiries, provided incomplete responses or were sourcing conflict minerals from facilities not listed on the CFSI’s conflict-free smelter list. In addition, Cadence reviewed the supplier responses to the conflict minerals survey to assess supplier capabilities and the maturity of our suppliers’ conflict minerals programs. Upon review, we store the supplier responses in an electronic database, and such supplier responses will be maintained by the members of our procurement team.

3.	Design and Implement a Strategy to Respond to Identified Risks

In connection with our supply chain risk assessment, as described above, we adopted a risk management plan to respond to identified risks and monitor suppliers’ progress in meeting our expectations as set forth in our conflict minerals policy.

The risk management plan sets forth a fact-specific approach to engagement with individual suppliers that are unresponsive to our inquiries, provide incomplete responses or are sourcing conflict minerals from facilities that are not listed on the CFSI’s conflict-free smelter list, including engagement to identify alternative sources of conflict minerals. In this regard, if a supplier, despite our follow-up communications, was unresponsive to our inquiries or provided incomplete responses, we informed the supplier that a lack of response could jeopardize its relationship with Cadence. Several of our direct suppliers indicated that they would not complete the supplier survey or participate in our due diligence efforts, and, with respect to these suppliers, we have been evaluating alternative sources of supply for the products and materials provided to us by these suppliers. In addition, in some cases, our direct suppliers were unable to provide complete survey responses because they are distributors, and in those cases, we sent the supplier survey to their suppliers.

We summarized the key findings from our risk mitigation efforts and regularly updated our Chief Financial Officer and General Counsel on the results of our due diligence efforts.

4.	Support the Development and Implementation of Independent Third-Party Audits

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains for conflict minerals. However, we support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing, such as the CFSI’s Conflict-Free Smelter Program, through our membership and participation in the CFSI.

5.	Report on Supply Chain Due Diligence

As indicated in the Form SD, this Report is publicly available on the investor relations page of our website at www.cadence.com/cadence/investor_relations, and, as indicated above, our conflict minerals policy is publicly available on our website at http://conflictminerals.cadence.com.

Results of Our Due Diligence Measures

Over 85% of the surveyed suppliers acknowledged and responded to Cadence’s supplier survey. Through our diligence efforts, over 97% of survey respondents identified one or more smelters or refiners in their supply chains. However, the majority of the survey respondents indicated that they were unable to provide at least some of the requested information, including information about some or all of the smelters and refiners in their supply chains. The respondents that provided information about the smelters and refiners in their supply chains did not identify the corresponding country of origin of their conflict minerals and did not provide sufficient information to determine whether the identified facilities were used to process the conflict minerals in the Covered Products.

As such, based on the due diligence measures described in this Report, we have been unable to determine whether the conflict minerals contained in the Covered Products originated in the Covered Countries or came from recycled or scrap sources, or to determine the countries of origin of these conflict minerals or the facilities used to process them. Our efforts to determine the mine or location of origin of the conflict minerals in the Covered Products with the greatest possible specificity consisted of the due diligence measures described in this Report, including our efforts to seek information from suppliers using a supply chain survey process based on the CFSI’s Conflict Minerals Reporting Template.

Our Approach Going Forward

Since the end of the 2015 reporting period, we took, or plan to take, the following steps to improve our due diligence to further mitigate the risk that the conflict minerals in our Covered Products could benefit armed groups in the Covered Countries:

•	We will continue to evaluate the steps we take to mitigate the risks in our supply chain and to improve the completeness and accuracy of the information we receive from our suppliers, including encouraging our suppliers to respond to the CFSI’s survey and begin and/or complete the CFSI certification.

•	We will continue to include our conflict minerals policy, along with the supplier survey, instructions and Frequently Asked Questions, in the materials we send to our suppliers.

•	We will continue to support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing and help to build leverage over our conflict minerals supply chain to encourage conflict-free sourcing.

•	We will continue to endeavor to incorporate conflict minerals compliance language into our supplier contracts as they are entered into or renewed.

•	We will continue to incorporate requirements relating to conflict minerals compliance into the purchase orders that we provide to suppliers in connection with the manufacture of new products.

•	We will continue to encourage our suppliers to use certified conflict-free sources of conflict minerals.

•	Pursuant to our risk management plan, as discussed above, we intend to continue to engage with individual suppliers that are unresponsive to our inquiries, provide incomplete responses or are sourcing conflict minerals from facilities that are not listed on the CFSI’s conflict-free smelter list. Our approach will include considering alternative sources of conflict minerals, with a goal of decreasing the percentage of suppliers providing conflict minerals of indeterminate origin to Cadence. In addition, we intend to continue to monitor and track suppliers that do not meet the expectations set forth in our conflict minerals policy to evaluate their progress in meeting those expectations.

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